

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 27, 2016

Sunny S. Sanyal
President and Chief Executive Officer
Varex Imaging Corporation
1678 S. Pioneer Road
Salt Lake City, Utah 84014

> **Re: Varex Imaging Corporation**
> **Amendment No.1 to Registration Statement on Form 10-12B**
> **Filed October 11, 2016**
> **File No. 001-37860**

Dear Mr. Sanyal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10

1.   We note your responses to prior comments 1, 8 and 11. Please be advised that we may have further comments after you provide the information and exhibits in a future amendment in response to those comments.

Exhibit 99.1

Reasons for the Separation, page 14

2.   We note your response to prior comment 4, however, your related revised disclosure does not appear to add any substantive disclosure as to why the Varian Medical board determined to complete the spin-off at this time if the conditions supporting the decision have existed previously. Please revise your disclosure as appropriate.

You may contact Dennis Hult at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Ronald C. Chen, Esq.
       Wachtell, Lipton, Rosen & Katz